

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631                                                January 11, 2016

<u>Via E-mail</u>
George Rusk
Vice President
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

> **Re:    Ecology and Environment, Inc.**
> **Form DEF 14A**
> **Filed January 11, 2016**
> **File No. 1-09065**

Dear Mr. Rusk:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc:    <u>Via E-mail</u>
David Alexander, Esq.
Gross, Shuman, Brizdle & Gilfillan, P.C.